Filed by Nuveen Investment Trust (Commission File No. 333-212543)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Investment Trust (Commission File No. 811-07619)

Nuveen Investment Trust II (Commission File No. 811-08333)

Nuveen Tradewinds Global All-Cap Fund

Nuveen Tradewinds Value Opportunities Fund

PLEASE VOTE NOW! WE NEED YOUR HELP!

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES

FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder:

The Special Meeting of your Nuveen Fund(s) has been postponed due to a lack of shareholder participation. The meeting will reconvene on December 29, 2016 at 2:00 p.m., Central time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606. We previously sent you a Joint Proxy Statement/Prospectus concerning important proposals affecting your Fund(s), which will be considered at the Joint Special Meeting of Shareholders. The Funds still require a high level of participation in order to vote on these proposals at the Joint Special Meeting of Shareholders. This letter was sent because you held shares in the Fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL

YOUR VOTE IS VERY IMPORTANT

Your prompt proxy vote will SAVE the cost of sending additional reminder mailings, e-mails and phone calls.

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card(s). Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card(s). Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date your proxy card(s) and then return it in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposals that you and other shareholders are being asked to consider. You may obtain a copy of the Joint Proxy Statement/Prospectus for your Fund at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the Funds’ proxy solicitor, toll free at 1-866-963-6132.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.